

FOR IMMEDIATE RELEASE

MMRGlobal Plans on Announcing Increased Revenues on March 30

Los Angeles, CA (March 19, 2012) - MMRGlobal, Inc. (OTCBB: MMRF) ("MMR"), a leading provider of Personal Health Records (PHRs), MyEsafeDepositBox storage solutions and electronic document management and imaging systems for healthcare professionals, today announced that the Company plans on reporting increased revenues, reduced costs, reduced operating expenses, increased gross profits, decreased losses and a solid pipeline of domestic and international contracts in its 2011 Annual Report on Form 10-K at the close of market on March 30th. Included in the report will be management's analysis and treatment of $5 million in settlement and patent licensing fees which the Company invoiced to Surgery Center Management, LLC in the fourth quarter as disclosed in its 8-K and Exhibit filed on January 17, 2012. Following the release of the 2011 year-end filing, the Company will hold a conference call to answer any questions from investors and other interested parties. Details and registration information for the call can be found at the Company's website www.mmrglobal.com in the Investor Relations section.

MMRGlobal also announced that on Wednesday, March 21st, Chief Executive Officer Robert H. Lorsch and Company Spokesperson Kira Reed Lorsch can be seen in the new Bravo primetime series hosted by Jeff Lewis, "Interior Therapy." Bravo, a cable network owned by NBCUniversal, is available in more than 75 million television households. The one-hour segment about the philanthropic couple is entitled "Charity Begins at Home."

During the past year, MMRGlobal has launched strategic relationships with UST Global, 4medica, Interbit Data, Alcatel-Lucent and the ng Connect Program as well as internationally with VisiInc PLC in Australia. These relationships represent the development of efforts to attach the Company's MyMedicalRecords Personal Health Record and MMRPro document storage and management systems to any Electronic Medical Record platform, as well as receive lab, pharmacy and telemedicine system information. The Company is also in the process of introducing a Prepaid Personal Health Record card to buyers at pharmacies, mass merchandisers, supermarkets and specialty retailers, including hospital gift shops.

In 2011, the United States Patent and Trademark Office granted a collection of significant health IT patents for the Company's Personal Health Records IP. The Company was also awarded numerous biotech patents and other intellectual property in countries around the world which it acquired as a result of its merger with Favrille, Inc. in January 2009. The Company has already entered into and reported revenues from licensing agreements pertaining to both the Company's health IT and biotech intellectual property.

As a result of Meaningful Use requirements in the HITECH Act, MMR believes that 2012 is the year that healthcare professionals will seriously focus on how they will offer Personal Health Records in response to the criteria that would require at least 90% of all patients with medical records on an EMR be provided a PHR by 2014.

About MMRGlobal, Inc.

MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc. ("MMR"), provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId®/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of the Company's products and services at www.mmrtheater.com.

Forward-Looking Statements

All statements in this press release that are not strictly historical in nature, including future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "maintain," "plan," and "continue," or the negative of these words. Factors that could cause or contribute to such differences include, but are not limited to, the risk the Company's products are not adopted or viewed favorably by the healthcare community and consumer retail market; business prospects, results of operations or financial condition, including variations in our quarterly and year-end operating results; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; settlement and patent license fees in connection with Surgery Center Management; litigation matters; timing and volume of sales and installations; length of sales cycles and the installation process; market acceptance of new product introductions including the prepaid Personal Health Record card; ability to establish and maintain strategic relationships; relationships with licensees; competitive product offerings and promotions; changes in government laws and regulations and future changes in tax legislation and initiatives in the healthcare industry including the 2009 HITECH Act; undetected errors in our products; possibility of interruption at our data centers; risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; risks related to a security breach by third parties; risks associated with recruitment and retention of key personnel; maintaining, developing and defending our intellectual property rights; marketing and exploitation of our patent portfolio both in the U.S. and internationally; uncertainties associated with doing business internationally across borders and territories; cable television broadcast schedules and audience measurements; and additional risks discussed in the Company's filings with the Securities and Exchange Commission. Additionally, we are a developing early-stage company and many variables can affect revenues and/or projections, including factors out of our control. The Company is providing this information as of the date of this release and, except as required by law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

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CONTACT:

Michael Selsman
Public Communications Co.
(310) 922-7033
ms@publiccommunications.biz